Exhibit 99.1

Jianpu Technology Inc. Reports First Quarter 2022 Unaudited Financial Results

Beijing, June 17, 2022 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services respectively increased by 28.6% to approximately 0.9 million and 77.3% to approximately 3.9 million in the first quarter of 2022 compared with the same period of 2021. As a result, total revenues from recommendation services for the first quarter of 2022 increased by 35.6% to RMB144.1 million (US$22.7 million) from RMB106.3 million in the same period of 2021.

•	Revenues from big data and system-based risk management services decreased by 24.9% to RMB20.2 million (US$3.2 million) in the first quarter of 2022 from RMB26.9 million in the same period of 2021. The decrease was mainly attributable to a decrease in the number of overseas paying customers.

•	Revenues from advertising and marketing services and other services increased by 248.4% to RMB43.2 million (US$6.8 million) in the first quarter of 2022 from RMB12.4 million in the same period of 2021. The increase was mainly attributable to the growth of insurance brokerage services and initiatives of other new businesses.

•	Loss from operations was RMB54.6 million (US$8.6 million) in the first quarter of 2022, compared with RMB67.1 million in the same period of 2021. Operating loss margin was 26.3% in the first quarter of 2022, compared with 46.1% in the same period of 2021. The decrease in loss from operations was mainly attributable to an increase in revenue and a decrease in operating expenses resulting from efficiency improvements and cost optimization.

•	Net loss was RMB53.0 million (US$8.4 million) in the first quarter of 2022, compared with RMB51.3 million in the same period of 2021. Net loss margin was 25.6% in the first quarter of 2022 compared with 35.3% in the same period of 2021.

•	Non-GAAP adjusted net loss[1] was RMB50.7 million (US$8.0 million) in the first quarter of 2022, compared with Non-GAAP adjusted net loss[1] of RMB49.4 million in the same period of 2021. Non-GAAP adjusted net loss margin[1] was 24.4% in the first quarter of 2022, compared with 33.9% in the same period of 2021.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “We have delivered another strong quarter of growth with total revenues up 42.6% year-over-year despite the challenging macro environment and the resurgence of COVID-19 in China. We concluded the quarter with a more diversified and balanced revenue structure, thanks to the growing revenue contribution from our new business initiatives that continued the success in deploying our omni-channel marketing solutions towards non-financial services categories. With the recovery of our business, we also see greater economies of scale with a clear trend of improvements in operational efficiency. We have also further enhanced our capabilities to enable the digital transformation of the financial industry and other industries, demonstrated by our channel expansion and integration to target a more diversified user base and our increasing strategic cooperations with ecosystem partners.”

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

“Despite the ongoing uncertainties around the ongoing COVID-related lockdowns in China, we continue to be encouraged by broader policy support and remain very confident about the future development of the digital economy and the opportunities it brings us. We will continue our efforts to empower financial institutions’ digital transformation and support the development of China’s digital economy. We believe the groundwork we have laid and our investments in digital transformation solutions will ultimately deliver greater value to the Company and its shareholders,” concluded Mr. Ye.

“Our first-quarter results reflect our persistent efforts in business development and disciplined cost control. Our revenues from recommendation services increased by 35.6% year-over-year, and revenues from advertising, marketing services and other services was up 248.4% year-over-year. We also further optimized our cost structure and improved the productivity of our businesses. As a result, our operating losses decreased by 18.6% year-over-year, and net loss margin further improved by 9.7 percentage points and Non-GAAP adjusted net loss margin1 improved by 9.5 percentage points compared with the same period in 2021. We will continue to implement our cost optimization measures and strive a balance between growth and efficiency,” said Oscar Chen, Chief Financial Officer of Jianpu.

First Quarter 2022 Financial Results

Total revenues for the first quarter of 2022 increased by 42.6% to RMB207.6 million (US$32.7 million) from RMB145.6 million in the same period of 2021.

Total revenues from recommendation services increased by 35.6% to RMB144.1 million (US$22.7 million) in the first quarter of 2022 from RMB106.3 million in the same period of 2021.

Revenues from recommendation services for credit cards increased by 24.8% to RMB97.6 million (US$15.4 million) in the first quarter of 2022 from RMB78.2 million in the same period of 2021. Credit card volumes in the first quarter of 2022 and 2021 were approximately 0.9 million and 0.7 million, respectively. The average fee per credit card increased to RMB110.0 (US$17.4) in the first quarter of 2022 from RMB109.8 in the same period of 2021.

Revenues from recommendation services for loans increased by 65.8% to RMB46.6 million (US$7.3 million) in the first quarter of 2022 from RMB28.1 million in the same period of 2021, primarily due to an increase in the number of loan applications on the Company’s platform. The number of domestic loan applications on the Company’s platform was approximately 3.9 million in the first quarter of 2022, representing a 77.3% increase from that in the same period of 2021. The average fee per domestic loan application increased to RMB11.6 (US$1.8) in the first quarter of 2022 from RMB11.2 in the same period of 2021. The recommendation revenue of loans generated from overseas markets accounted for 2.4% of total loan recommendation revenues in the first quarter of 2022, less than such contribution percentage in the same period of 2021.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Revenues from big data and system-based risk management services decreased by 24.9% to RMB20.2 million (US$3.2 million) in the first quarter of 2022 from RMB26.9 million in the same period of 2021, primarily due to a decrease in the number of overseas paying customers in the first quarter of 2022 compared with the same period in 2021.

Revenues from advertising and marketing services and other services increased by 248.4% to RMB43.2 million (US$6.8 million) in the first quarter of 2022 from RMB12.4 million in the same period of 2021, primarily due to the growth of the Company's insurance brokerage services and initiatives of other new businesses.

Cost of promotion and acquisition2 increased by 63.2% to RMB149.5 million (US$23.6 million) in the first quarter of 2022 from RMB91.6 million in the same period of 2021. The increase was in line with the growth of the Company's revenues from recommendation services and advertising and marketing services and other services.

Cost of operation increased by 8.8% to RMB18.5 million (US$2.9 million) in the first quarter of 2022 from RMB17.0 million in the same period of 2021. The increase was primarily attributable to an increase in software development and maintenance costs and data acquisition costs related to the big data and system-based risk management services, partially offset by a decrease in depreciation expenses.

Sales and marketing expenses decreased by 8.6% to RMB33.9 million (US$5.3 million) in the first quarter of 2022 from RMB37.1 million in the same period of 2021. The decrease was primarily due to a decrease in payroll expenses, partially offset by an increase in call center outsourcing expenses.

Research and development expenses decreased by 19.2% to RMB29.8 million (US$4.7 million) in the first quarter of 2022 from RMB36.9 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

2 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition are RMB77.4 million and RMB14.2 million, respectively, for the first quarter of 2021.

General and administrative expenses slightly increased by 1.3% to RMB30.5 million (US$4.8 million) in the first quarter of 2022 from RMB30.1 million in the same period of 2021, primarily due to an increase in credit loss and payroll expenses, partially offset by a decrease in professional fees.

Loss from operations was RMB54.6 million (US$8.6 million) in the first quarter of 2022, compared with RMB67.1 million in the same period of 2021. Operating loss margin was 26.3% in the first quarter of 2022, compared with 46.1% in the same period of 2021. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvements and cost optimization.

Others, net decreased by 83.2% to RMB2.8 million (US$0.4 million) in the first quarter of 2022 from RMB16.7 million in the same period of 2021. This was primarily due to the realized investment gain of RMB14.7 million from the Company's investment in Conflux Global, a decentralized applications blockchain solution provider, in the same period of 2021. There is no such gain in the first quarter of 2022.

Net loss was RMB53.0 million (US$8.4 million) in the first quarter of 2022 compared with RMB51.3 million in the same period of 2021. Net loss margin was 25.6% in the first quarter of 2022, compared with 35.3% in the same period of 2021.

Non-GAAP adjusted net loss1, which excluded share-based compensation expenses from net loss, was RMB50.7 million (US$8.0 million) in the first quarter of 2022, compared with RMB49.4 million in the same period of 2021. Non-GAAP adjusted net loss margin1 was 24.4% in the first quarter of 2022, compared with 33.9% in the same period of 2021.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, depreciation and amortization, net interest expenses and income tax benefits from net loss, for the first quarter of 2022 was a loss of RMB48.1 million (US$7.6 million), compared with a loss of RMB45.1 million in the same period of 2021.

As of March 31, 2022, the Company had cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment of RMB685.8 million (US$108.2 million), and working capital of approximately RMB372.3 million (US$58.7 million). Compared to those as of December 31, 2021, cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment decreased by RMB77.0 million, which was primarily attributable to an increase in net cash used in operating activities.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

3 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss, and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Subsequent Event

In June 2022, the Company, upon the approval of its Board of Directors, entered into a series of agreements with other minority shareholders of Databook Tech Ltd. (“Databook”). Databook is a subsidiary of the Company and the investment holding company of its subsidiaries and variable interest entity (collectively as “Databook Group”). The business of Databook had been suspended since late 2019. Databook proposed a cash distribution to its shareholders, through which the Company expects to receive a portion of the cash distribution proportionate to its equity interest in Databook. Databook also proposed to issue additional shares to one minority shareholder and change the Company’s board seat in Databook to one director. The Company will consequently become a minority shareholder of Databook and no longer have control over the Databook Group after the aforementioned cash distribution, issuance of additional shares and change to the board composition, which are expected to be completed in fiscal year 2022.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 17, 2022 (8:00 PM Beijing/Hong Kong Time on June 17, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 24, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4921177

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR)Oscar Chen, E-mail: IR@rong360.com

(PR)Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: scheng@christensenir.com

Tel: +86 185 0060 8364

Anthony Cheong, E-mail: acheong@christensenir.com

Tel: +852 2232 3922

In US:

Christensen Advisory

Linda Bergkamp, E-mail: lbergkamp@christensenir.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
	2021	2022	2022
(In thousands)	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	444,933	369,354	58,264
Time deposits	10,000	10,000	1,577
Restricted time deposits	234,601	233,589	36,848
Short-term investment	35,950	35,670	5,627
Accounts receivable, net (including amounts billed through related party of RMB4,359 and RMB6,595 as of December 31, 2021 and March 31, 2022, respectively)	175,165	169,928	26,805
Amount due from related parties	140	139	22
Prepayments and other current assets	53,466	62,991	9,937
Total current assets	954,255	881,671	139,080
Non-current assets:
Property and equipment, net	12,617	12,247	1,932
Intangible assets, net	21,675	21,708	3,424
Goodwill	10,236	10,236	1,615
Restricted cash and time deposits	37,266	37,199	5,868
Other non-current assets	33,873	34,206	5,396
Total non-current assets	115,667	115,596	18,235
Total assets	1,069,922	997,267	157,315

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	181,853	181,853	28,687
Accounts payable (including amounts billed through related party of RMB2,384 and RMB6,201 as of December 31,2021 and March 31, 2022, respectively)	103,782	109,740	17,311
Advances from customers	47,221	47,890	7,554
Tax payable	14,670	14,290	2,254
Amount due to related parties	29,270	27,204	4,291
Accrued expenses and other current liabilities	152,521	128,353	20,247
Total current liabilities	529,317	509,330	80,344
Non-current liabilities:
Deferred tax liabilities	4,549	4,420	697
Other non-current liabilities	13,604	14,576	2,300
Total non-current liabilities	18,153	18,996	2,997
Total liabilities	547,470	528,326	83,341
Mezzanine equity:
Redeemable noncontrolling interest	1,689	1,765	278
Shareholders’ equity:
Ordinary shares	286	286	45
Treasury stock, at cost	(88,130)	(88,130)	(13,902)
Additional paid-in capital	1,902,587	1,904,908	300,492
Accumulated losses	(1,299,846)	(1,351,564)	(213,204)
Statutory reserves	2,027	2,027	320
Accumulated other comprehensive loss	(15,419)	(18,278)	(2,883)
Total Jianpu’s shareholders’ equity	501,505	449,249	70,868
Noncontrolling interests	19,258	17,927	2,828
Total shareholders’ equity	520,763	467,176	73,696
Total liabilities, mezzanine equity and shareholders’ equity	1,069,922	997,267	157,315

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended March 31,
	2021	2022	2022
(In thousands, except for number of shares and per share data)	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	28,115	46,552	7,343
Credit cards	78,156	97,587	15,394
Total recommendation services	106,271	144,139	22,737
Big data and system-based risk management services [b]	26,879	20,229	3,191
Advertising, marketing services and other services	12,415	43,190	6,813
Total revenues	145,565	207,558	32,741
Costs and expenses:
Cost of promotion and acquisition [2]	(91,619)	(149,521)	(23,586)
Cost of operation [c] [2]	(16,983)	(18,476)	(2,915)
Total cost of services	(108,602)	(167,997)	(26,501)
Sales and marketing expenses [2]	(37,060)	(33,862)	(5,342)
Research and development expenses [d]	(36,920)	(29,765)	(4,695)
General and administrative expenses	(30,125)	(30,548)	(4,819)
Loss from operations	(67,142)	(54,614)	(8,616)
Net interest expenses	(1,037)	(1,321)	(208)
Others, net	16,703	2,773	437
Loss before income tax	(51,476)	(53,162)	(8,387)
Income tax benefits	151	125	20
Net loss	(51,325)	(53,037)	(8,367)
Less: net loss attributable to noncontrolling interests	(1,380)	(1,319)	(208)
Net loss attributable to Jianpu’s shareholders	(49,945)	(51,718)	(8,159)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	4,766	(2,795)	(441)
Total other comprehensive income/(loss)	4,766	(2,795)	(441)
Total comprehensive loss	(46,559)	(55,832)	(8,808)
Less: total comprehensive loss attributable to noncontrolling interests	(1,207)	(1,255)	(198)
Total comprehensive loss attributable to Jianpu’s shareholders	(45,352)	(54,577)	(8,610)
Net loss per share attributable to Jianpu’s shareholders
Basic	(0.12)	(0.12)	(0.02)
Diluted	(0.12)	(0.12)	(0.02)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.36)	(2.44)	(0.39)
Diluted	(2.36)	(2.44)	(0.39)
Weighted average number of shares
Basic	423,627,480	423,677,480	423,677,480
Diluted	423,627,480	423,677,480	423,677,480

[a] Including revenues from related party of RMB178 and RMB17 for the three months ended March 31, 2021 and 2022, respectively.

[b] Including revenues from related party of RMB976 and RMB1,172 for the three months ended March 31, 2021 and 2022, respectively.

[c] Including cost of operation from related party of nil and RMB111 for the three months ended March 31, 2021 and 2022, respectively.

[d] Including expenses from related party of RMB9 and RMB116 for the three months ended March 31, 2021 and 2022, respectively.

2 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line item of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Group outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition are RMB77.4 million and RMB14.2 million, respectively, for the first quarter of 2021.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
	2021	2022	2022
(In thousands)	RMB	RMB	US$
Net loss	(51,325)	(53,037)	(8,367)
Add: Share-based compensation expenses	1,962	2,321	365
Non-GAAP adjusted net loss	(49,363)	(50,716)	(8,002)
Add: Depreciation and amortization	3,414	1,435	226
Net interest expenses	1,037	1,321	208
Income tax benefits	(151)	(125)	(20)
Non-GAAP adjusted EBITDA	(45,063)	(48,085)	(7,588)